Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Nos. 33-39647, 33-45167, 33-46719, 33-50944, 33-84362 and 333-208275) on Form S-8 of Trimble Inc. of our report dated June 9, 2017, with respect to the statements of net assets available for benefits of the Trimble Inc. Savings and Retirement Plan (formerly known as Trimble Navigation Savings and Retirement Plan) as of December 31, 2016 and 2015, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental information as of and for the year ended December 31, 2016 appearing in this Annual Report (Form 11-K) of the Trimble Inc. Savings and Retirement Plan.

/s/ MOSS ADAMS LLP

San Francisco, California
June 9, 2017